UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A AMENDMENT NO. 1

Under the Securities Exchange Act of 1934 (Amendment No. 1)

BONANZA GOLD CORP.
(Name of Issuer)

COMMON
(Title of Class of Securities)

192853 10 9
(CUSIP Number)

BRIGHTLANE ACQUISITION CORP.

101 Marketplace Ave.,  Ste 404-128, Ponte Vedra, FL 32081

Attn:  Peter Hellwig

Phone:  904-509-4227

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 2, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

{WLMLAW W0010741.DOC}

SCHEDULE 13D

CUSIP No.	192853 10 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Brightlane Acquisition Corp. 47-4839370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE
	7	SOLE VOTING POWER
6,060,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,060,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,060,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
87
14	TYPE OF REPORTING PERSON (See Instructions)
CO

This Amendment No. 1 supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on September 10, 2015, as amended from time to time (the “Schedule 13D”), relating to Common Stock, par value $0.001 per share (the “Shares”), of Bonanza Gold Corp., a Nevada Corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

Item 1.

Security and Issuer.

This reports relates to the common stock of Bonanza Gold Corp. Bonanza Gold Corp.’s principal place of business is 3270 Sol Ross, Houston, TX, 77098.

Item 2.

Identity and Background

(a)

Brightlane Acquisition Corp.

(b)

101 Marketplace Ave., Ste 404-128, Ponte Vedra, FL 32081

(c)

N/A

(d)

During the past 5 years, no person affiliated with Brightlane Acquisition Corp. has been convicted of any crime.

(e)

During the past 5 years no person affiliated with Brightlane Acquisition Corp. was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

 Delaware

Item 3.

Source and Amount of Funds or Other Considerations

Brightlane Acquisition Corp. utilized working capital to acquire the securities.

Item 4.

Purpose of Transaction

Brightlane Acquisition Corp. acquired the shares to facilitate a transition from Bonanza Gold Corp. historic business model to a single-family home lease-to-own model.

Item 5.

Interest in Securities of the Issuer

(a)

Brightlane Acquisition Corp. owns 6,060,000 shares of the common stock of Bonanza Gold Corp.,

(b)

This represents 87 percent of the outstanding shares of Bonanza Gold Corp.

(c)

On or about September 2, 2015, Brightlane Acquisition Corp. completed the acquisition of the 6,060,000 shares for a total purchase price of $143,734 or $0.024 per share.

(d)

 Not applicable

(e)

 Not applicable

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.

Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

9/11/15
Dated
Brightlane Acquisition Corp.

By: /s/ Peter Hellwig
Peter Hellwig, CEO

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).